EX – 99. – (a)(2)

SECRETARY’S CERTIFICATE

The undersigned, being the duly elected, qualified and acting Secretary of Mercantile Funds, Inc., a Maryland corporation (the “Company”), does hereby certify that the following Board Resolutions were adopted by the directors of the Company at a meeting duly held on May 19, 2006:

RESOLVED, that the principal office of the Company is changed to Two Hopkins Plaza, Baltimore, Maryland 21201; and

FURTHER RESOLVED, that the resident agent of the Company is changed to CSC – Lawyers Incorporating Service Company, 11 East Chase Street, Baltimore, Maryland 21202.

IN WITNESS WHEREOF, the undersigned has hereunto set her hand this 22nd day of May, 2006 and certifies under penalties of perjury the foregoing is true.

/s/ Jennifer E. Vollmer
Jennifer E. Vollmer

I hereby consent to my designation in this document as a resident agent of this entity.

CSC – Lawyers Incorporating Service Company

SIGNED BY:	Sheryl A. Gibb
Resident Agent